Filed by Park Sterling Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Park Sterling Corporation

Commission File No. 001-35032

Email from Park Sterling Chief Executive Officer Jim Cherry sent to all Park Sterling employees on April 27, 2017:

To All Employees:

We have some very exciting news to share with you. This morning, Park Sterling announced plans to join forces with South State Bank to create what will be one of the leading regional community banks in the Southeast.

The newly combined bank, which will operate under the South State name, will boast more than $14 billion in assets and a footprint that covers one of the most dynamic regions in the country—a  corridor that extends from Richmond, Virginia, down I-85 to Northeast Georgia, across to Savannah and back up the Carolina coast.

The merger will draw upon the complementary strengths of two of the most admired bank brands in the region—thanks in many ways to your excellent work.  More important, this combination substantially fulfills our vision of truly becoming big enough to have the talent and services necessary to help customers achieve their financial aspirations while still remaining small enough and passionate enough to care that they do.

A conference call to discuss details of this announcement will be held this morning at 8:30 a.m. In the meantime, attached is a copy of the press release from today’s announcement, along with a Frequently Asked Questions document to begin answering some of the question you will naturally have and help you respond to any inquiries you may receive from customers.

I look forward to sharing more information with you on this morning’s call, and I thank you for your contributions toward making this exciting day possible.

The instructions for the dial in are listed below.

Date:  Thursday, April 27

Time:   8:30 PM

Dial In Number: +1 (914) 614-3221

Access Code: 728-891-366.

Jim Cherry

CEO

Park Sterling Corporation

1043 E. Morehead Street, Suite 201

Charlotte, North Carolina 28204

(704) 323-4300 Office

(804) 614-7437 Cell

FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. South State Corporation (“South State”) and Park Sterling Corporation (“Park Sterling”) caution readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between South State and Park Sterling; the outcome of any legal proceedings that may be instituted against South State or Park Sterling; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where South State and Park Sterling do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; South State’s ability to complete the acquisition and integration of Park Sterling successfully. Additional factors that could cause results to differ materially from those described above can be found in South State’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of South State’s website, http://www.southstatebank.com, under the heading “SEC Filings” and in other documents South State files with the SEC, and in Park Sterling’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the SEC and available on the “Investor Relations” page linked to Park Sterling’s website, http://www.parksterlingbank.com, under the heading “Regulatory Filings” and in other documents Park Sterling files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither South State nor Park Sterling assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between South State and Park Sterling, South State will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of South State and Park Sterling and a Prospectus of South State, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving South State and Park Sterling will be submitted to Park Sterling’s shareholders and South State’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of South State and shareholders of Park Sterling are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about South State and Park Sterling, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to South State Corporation, 520 Gervais Street, Columbia, South Carolina 29201, Attention: John C. Pollok, Senior Executive Vice President, CFO and COO, (800) 277-2175 or to Park Sterling Corporation, 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, Attention: Donald K. Truslow, (704) 323-4292.

Participants in THE Solicitation

South State, Park Sterling and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding South State’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 6, 2017, and certain of its Current Reports on Form 8-K. Information regarding Park Sterling’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Frequently Asked Questions Memorandum Attached to Email from Jim Cherry:

Frequently Asked Questions

Park Sterling’s merger agreement with South State Bank presents an exciting opportunity to maximize the opportunities we can provide to our customers, our employees and our shareholders. The following information is intended to address any initial questions you or your customers may have regarding this announcement.

Who is South State Bank?

South State Bank is one of the leading regional banks in the Southeast, serving the financial needs of dozens of local communities throughout the Carolinas and Georgia for over 80 years. South State Bank is the primary subsidiary of South State Corporation, which has assets of approximately $11.2 billion and whose stock is traded under the symbol SSB on the NASDAQ Global Select Market. For more information we encourage you to visit www.SouthStateBank.com.

Why is Park Sterling merging with South State?

We believe the shared values and complementary strengths of Park Sterling and South State make this an ideal partnership – it’s truly a case of the whole being greater than the sum of its parts. Our compatible geographies mean an expanded presence between Richmond and north Georgia, while our complementary services will allow us to offer even greater opportunities to our customers – and our employees.

Park Sterling’s business is strong, so why enter into a merger agreement?

We enter this partnership in a position of strength. We were not seeking a buyer, but the opportunity this combination presents to our customers and our employees, as well as our shareholders, was too good to pass up. As the banking landscape has changed in our region over the last several years, the number of attractive acquisitions necessary to achieve our vision of truly being big enough to help our customers achieve their financial aspirations while remaining small enough and passionate enough to care that they do, has diminished significantly. Virtually overnight, this combination gives us the scale we need to truly deliver Answers You Can Bank On™ services. As a result of this merger, our outstanding team of banking professionals will have more capacity and a broader array of products to serve existing customers and win attractive new ones.

What is the timeline for the merger?

The merger has been approved by the board of directors for both banks but is still subject to regulatory and shareholder approval. The closing is expected to be in fourth quarter 2017 and the system conversion and transition to the South State brand are expected in the first quarter of 2018.

Will any branches be closing? What about other operations of the bank?

We don’t know right now. In the coming months, an Integration Team with leaders from both banks will come together to establish the process for bringing our two companies together. This team will be evaluating all facilities for the larger combined company. The team will review bank operations and customer traffic to determine how to best serve our customers going forward. We will communicate any decisions and changes as soon as we know more.

Will any jobs be lost as a result of this merger?

We can’t fully answer that right now. The Integration Team will be facilitating the process to bring these two companies together. What we do know is we will need to accommodate the growth of the combined company, which will have almost 3,000 total employees. We expect that we will continue to have normal attrition to also help absorb some job impact. We are committed to ensuring we have the right teams in place for our future and we will be communicating with you as soon as we know more.

Who will be leading the new company?

Members of our leadership team will be well-represented among the management team for the combined company. Specifically, we can announce today that the following Park Sterling leadership will be part of the Leadership Team of South State:

■	Jim Cherry will join South State’s board and board Executive Committee
■	Don Truslow will co-lead the Integration Team and report directly to the South State CEO
■	Bryan Kennedy will have responsibility for commercial banking in North Carolina and Virginia

What’s going to change or be different?

In the near term, nothing will change as far as daily operations or how we serve our customers. We’re still committed to helping our customers achieve their financial goals. As our Integration Team determines any future adjustments to our operations they will be shared with all of you.

What should I tell customers who ask about the merger?

Tell your customers that this merger will allow us to be an even better banking partner in fulfilling their financial needs. Explain that, for now, nothing has changed: Park Sterling is still their bank, and you’re still their banker. Later this year, customers will receive more information about what to expect, but for now it is business as usual.

FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. South State Corporation (“South State”) and Park Sterling Corporation (“Park Sterling”) caution readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between South State and Park Sterling; the outcome of any legal proceedings that may be instituted against South State or Park Sterling; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where South State and Park Sterling do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; South State’s ability to complete the acquisition and integration of Park Sterling successfully. Additional factors that could cause results to differ materially from those described above can be found in South State’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of South State’s website, http://www.southstatebank.com, under the heading “SEC Filings” and in other documents South State files with the SEC, and in Park Sterling’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the SEC and available on the “Investor Relations” page linked to Park Sterling’s website, http://www.parksterlingbank.com, under the heading “Regulatory Filings” and in other documents Park Sterling files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither South State nor Park Sterling assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between South State and Park Sterling, South State will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of South State and Park Sterling and a Prospectus of South State, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving South State and Park Sterling will be submitted to Park Sterling’s shareholders and South State’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of South State and shareholders of Park Sterling are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about South State and Park Sterling, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to South State Corporation, 520 Gervais Street, Columbia, South Carolina 29201, Attention: John C. Pollok, Senior Executive Vice President, CFO and COO, (800) 277-2175 or to Park Sterling Corporation, 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, Attention: Donald K. Truslow, (704) 323-4292.

Participants in THE Solicitation

South State, Park Sterling and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding South State’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 6, 2017, and certain of its Current Reports on Form 8-K. Information regarding Park Sterling’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

# # #

Internal Messages & Talking Points Memorandum:

Internal Messages & Talking Points

We have some very exciting news to share with all of you – Park Sterling is joining forces with South State Bank to create what will be one of the leading regional banks in the Southeast, operating under the South State name.

■

The merger has been approved by the board of directors for both companies but is still subject to regulatory and shareholder approval, with system conversion and transition to the South State brand expected in the first quarter of 2018.

■

The combined entity will boast more than $14 billion in assets and a footprint that covers one of the most dynamic regions in the country – a corridor that extends from Richmond, Virginia, down I-85 to Northeast Georgia, across to Savannah and back up the Carolina coast.

The merger will draw upon the complementary strengths of two of the most admired bank brands in the region – thanks in many ways to your excellent work.

■	A primary factor behind the merger is a mutual philosophy based on sound business practices first, followed by profitability and then growth.
■

Our footprints are extremely compatible. Park Sterling’s operations in the Richmond market and its depth in the Charlotte region are the perfect complement to South State’s strong presence throughout South Carolina and into Georgia.

■

South State’s strength in mortgage banking and wealth management – combined with its highly attractive deposit franchise – will greatly enhance Park Sterling’s market-leading capabilities in commercial banking, including sophisticated offerings like treasury services and capital markets solutions, and in retail banking where we offer advanced digital and financial wellness capabilities.

■	Park Sterling leadership will be well-represented among the management of the combined company.

Decisions regarding bank operations – including back-office operations as well as branches in crossover markets – will be forthcoming.

■	We don’t know right now. In the coming months, an Integration Team with leaders from both banks will come together to establish the process for bringing our two companies together.
■

This team will be evaluating all facilities for the larger combined company. This team will be reviewing bank operations and customer traffic to determine how to best serve our customers going forward.

■	We will keep everyone apprised of decisions and changes as soon as we know more.

This partnership is exceptionally well-aligned with Park Sterling’s strategic vision of maximizing opportunities for our customers, our employees and our shareholders.

■

We enter this partnership in a position of strength. We were not seeking a buyer, but the opportunity this combination presents to our employees and our customers, as well as our shareholders, was too good to pass up.

■

By joining with such a high-quality organization, our outstanding team of banking professionals will have more capacity and a broader array of products to serve existing customers and win attractive new ones.

FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. South State Corporation (“South State”) and Park Sterling Corporation (“Park Sterling”) caution readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between South State and Park Sterling; the outcome of any legal proceedings that may be instituted against South State or Park Sterling; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where South State and Park Sterling do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; South State’s ability to complete the acquisition and integration of Park Sterling successfully. Additional factors that could cause results to differ materially from those described above can be found in South State’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of South State’s website, http://www.southstatebank.com, under the heading “SEC Filings” and in other documents South State files with the SEC, and in Park Sterling’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the SEC and available on the “Investor Relations” page linked to Park Sterling’s website, http://www.parksterlingbank.com, under the heading “Regulatory Filings” and in other documents Park Sterling files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither South State nor Park Sterling assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between South State and Park Sterling, South State will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of South State and Park Sterling and a Prospectus of South State, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving South State and Park Sterling will be submitted to Park Sterling’s shareholders and South State’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of South State and shareholders of Park Sterling are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about South State and Park Sterling, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to South State Corporation, 520 Gervais Street, Columbia, South Carolina 29201, Attention: John C. Pollok, Senior Executive Vice President, CFO and COO, (800) 277-2175 or to Park Sterling Corporation, 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, Attention: Donald K. Truslow, (704) 323-4292.

Participants in THE Solicitation

South State, Park Sterling and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding South State’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 6, 2017, and certain of its Current Reports on Form 8-K. Information regarding Park Sterling’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.